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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. TWO)*

                        FRONTEER DIRECTORY COMPANY, INC.
                    ----------------------------------------
                                (Name of Issuer)

                          $0.01 Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   359031101
                                ----------------
                                 (CUSIP Number)

              R. A. Fitzner, Jr., 1700 Lincoln Street, 32nd Floor
                        Denver, CO 80203  (303) 860-1700
         --------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 2, 1996
                ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

  Check the following box if a fee is being paid with the statement [  ].
  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 4 pages
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                                  SCHEDULE 13D

  CUSIP No. 359031101                                       Page 2 of 4 pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      R. A. Fitzner, Jr.
      S.S. No.: ###-##-####
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]
                                                                     (b) [  ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  5,465,793 shares - 43.6%
  BENEFICIALLY        ----------------------------------------------------
  OWNED BY
  EACH                8. SHARED VOTING POWER
  REPORTING               0
  PERSON              ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          4,584,705 shares - 36.6%
                      ----------------------------------------------------

                      10. SHARES DISPOSITIVE POWER
                           0
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,465,793 shares
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       43.6%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

       (a) On December 18, 1995, R. A. Fitzner, Jr. beneficially owned 5,665,793 shares of the common stock of the Issuer which, as of such date, constituted approximately 45.2% of the issued and outstanding common stock of the Issuer. On December 19, 1995, R. A. Fitzner, Jr. transferred a total of 100,000 shares of the common stock of the Issuer as gifts to four individuals. On January 2, 1996, R. A. Fitzner, Jr. transferred another 100,000 shares of common stock of the Issuer as gifts to the same individuals. As of January 3, 1996, R. A. Fitzner, Jr. beneficially owned 5,465,793 shares of the common stock of the Issuer which, as of such date, constituted approximately 43.6% of the issued and outstanding common stock of the Issuer.

       (b) R. A. Fitzner, Jr. has the sole power to vote or to direct the vote of 5,465,793 shares of common stock of the Issuer, 5,000 of preferred stock of the Issuer owned by R. A. Fitzner, Jr., and 2,500 shares of preferred stock of the Issuer owned by Earlene E. Fitzner, R. A. Fitzner, Jr.'s mother. R. A. Fitzner, Jr. does not share the power to vote or to direct the vote of any shares beneficially owned by R. A. Fitzner, Jr. R.
  A. Fitzner, Jr. has the sole power to dispose or to direct the disposition of 4,584,705 share of common stock of the Issuer owned by R. A. Fitzner, Jr., 5,000 shares of preferred stock of the Issuer owned by R. A. Fitzner, Jr., and 2,500 shares of preferred stock of the Issuer owned by Earlene E. Fitzner, R. A. Fitzner, Jr.'s mother. No other person shares the power to dispose or to direct the disposition of the 4,584,705 shares of common stock of the Issuer owned by R. A. Fitzner, Jr., the 5,000 shares of preferred stock of the Issuer owned by R. A. Fitzner, Jr., or the 2,500 shares of preferred stock of the Issuer owned by Earlene E. Fitzner, the mother of R. A. Fitzner, Jr.

       (c) On December 19, 1995, and January 2, 1996, R. A. Fitzner, Jr., transferred a total of 200,000 shares of the common stock of the Issuer described in Item 5(a) above.

       (d) R. A. Fitzner, Jr. has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 4,584,705 shares of common stock of the Issuer owned by R. A. Fitzner, Jr. and the 5,000 shares of preferred stock of the Issuer owned by R. A. Fitzner, Jr. Earlene E. Fitzner, the mother of R. A. Fitzner, Jr., has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,500 shares of preferred stock of the Issuer owned by Earlene E. Fitzner.

       (e) R. A. Fitzner, Jr. has not ceased to be a beneficial owner of more than 5% of the common stock of the Issuer.


                             Page 3 of 4 pages
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                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                               /s/ R. A. Fitzner, Jr.
                                               R. A. Fitzner, Jr.

                                               Date Signed: 1/08/96













































                               Page 4 of 4 Pages